EXHIBIT 4.2

                    AMENDMENT TO THE ARTICLES OF ASSOCIATION

At the shareholders' meeting that was held on September 28, 2006, it was proposed that for the purpose of ensuring the availability of a sufficient number of authorized shares for issuance in connection with the anticipated raising of additional capital, Tower Semiconductor Ltd. increase its authorized share capital from 500,000,000 shares NIS 1.00 per share to 800,000,000, NIS
1.00 per share.

The shareholders of Tower Semiconductor Ltd. resolved the following:

"[T]O INCREASE THE NUMBER OF THE COMPANY'S AUTHORIZED ORDINARY SHARES TO 800,000,000 AND AUTHORIZED SHARE CAPITAL TO NIS 800,000,000 AND TO AMEND THE COMPANY'S ARTICLES OF ASSOCIATION TO REFLECT SUCH INCREASE."

The above resolution was adopted by a majority of the Shareholders present in person or by proxy.